Filed by Hertz Global Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2(b) of the Securities Exchange Act of 1934

Subject Company:
Dollar Thrifty Automotive Group, Inc.
Commission File No. 333-174042

Additional Information

Hertz Global Holdings, Inc. (“Hertz”) has filed a Registration Statement on Form S-4 and will file a Tender Offer Statement on Schedule TO (collectively, with the accompanying Letter of Transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the “SEC”) in connection with the proposed offer (the “Exchange Offer”) by HDTMS, Inc., a wholly owned subsidiary of Hertz, to exchange each issued and outstanding share of common stock of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) for $57.60 in cash and 0.8546 shares of Hertz common stock. The Exchange Offer has not yet formally commenced. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Dollar Thrifty common stock, nor is it a substitute for the Exchange Offer Documents. The Exchange Offer will be made only through the Exchange Offer Documents.

Security holders and investors may obtain, when available, any of the foregoing documents, including the Exchange Offer Documents, for free by visiting EDGAR on the SEC website at www.sec.gov. The Exchange Offer Documents will also be available free of charge from Hertz following commencement of the Exchange Offer. SECURITY HOLDERS AND INVESTORS OF HERTZ AND DOLLAR THRIFTY ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements. These statements are based on the current expectations and beliefs of Hertz and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) Hertz may be unable to obtain regulatory approvals required for the Exchange Offer or may be required to accept conditions that could reduce the anticipated benefits of the Exchange Offer as a condition to obtaining regulatory approvals; (2) Dollar Thrifty stockholders may not tender a sufficient number of shares into the Exchange Offer or Hertz may otherwise be unable to consummate the Exchange Offer; (3) the length of time necessary to consummate the Exchange Offer may be longer than anticipated; (4) problems may arise in successfully integrating the businesses of Hertz and Dollar Thrifty and Hertz may not realize the anticipated synergies and other benefits following the Exchange Offer; (5) the Exchange Offer may involve unexpected costs; (6) the Hertz and Dollar Thrifty businesses may suffer as a result of uncertainty surrounding the Exchange Offer; and (7) Hertz and/or Dollar Thrifty may be adversely affected by the other risks described in the SEC reports of Hertz and Dollar Thrifty. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz. Hertz assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.

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On May 11, 2011, Elyse Douglas, Hertz’s Chief Financial Officer, spoke at the Barclays Capital 2011 Global Services Conference.  Below are excerpts from the transcription of the conference related to Hertz’s proposed acquisition of Dollar Thrifty:

Moderator

The company has been quite a bit in the news this week, as you know, because it announced on Monday an offer for all shares of Dollar Thrifty.  As full disclosure, Barclay’s Capital is an advisor to Hertz on this transaction.  We are looking forward to hearing from you, Elyse, on how that is going and as well as getting an update on your various businesses and initiatives.

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Elyse Douglas - HERTZ GLOBAL HOLDINGS, INC. - CFO

So let’s spend a couple of minutes on worldwide rent-a-car.  Worldwide rent-a-car, here are the four pillars of growth here.  One is, on the left hand side, geographic expansion.  We already have a presence in China and Brazil, which we’re continuing to grow.  We have a very large inbound/outbound business.  So that’s any traveler traveling from one jurisdiction to another, so Europe to the U.S., U.S. to Europe, South America to the U.S., that is an $800 million business for us, and as you can see, in the first quarter in our U.S. airports, those inbound revenues grew by 5.5%.  Another key pillar for us, and we’ve seen very successful expansion in, is in our off airport business.  Here you have a large segment of insurance replacement, it’s also leisure, as well as small business.  We have a large segment of multi-month business that’s continued to grow over the past two years.  And then the last pillar is our leisure strategy, today with Advantage and also aligned with our bid for Dollar Thrifty.

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Unidentified Participant

So, I have two questions related to the Dollar Thrifty offer.  First of all, what makes you confident that you can get antitrust approval within 30 days?  Also, is there any room to divest more than the Advantage brand?

Elyse Douglas - HERTZ GLOBAL HOLDINGS, INC. - CFO

I don’t think we ever said 30 days.  What we said was that our goal is to work with the FTC to get a consent decree in hand.  We feel confident that we know what that is going to take, which is a divestiture of Advantage plus some level of revenues, which we are very close to an agreement on, and that that will likely occur sometime in the third quarter.  Between July and . . .

Unidentified Participant

Do you have a number on the revenues you could divest above Advantage?

Elyse Douglas - HERTZ GLOBAL HOLDINGS, INC. - CFO

 Not that we’re disclosing at this time.

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Unidentified Participant

Just one clarification in terms of the mechanics of your offer for the Dollar Thrifty shares.  Obviously, you said that you expect some clarity from the FTC to occur some time in the third quarter.  At the same time, my understanding was that the current offer that is on the table is set to expire in early July.  Is the idea that you will hear from the FTC before that happens or in your mind you think it doesn’t actually matter?

Elyse Douglas - HERTZ GLOBAL HOLDINGS, INC. - CFO

Well, I think there’s always a possibility we could hear something earlier.  And we have a lot of flexibility here if we wanted to extend that timeline.  So we could extend the expiration if we chose to.

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